UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Director Declaration dated 09 March 2023

9 March 2023

Rentokil Initial plc

Change to Director's details

Pursuant to Listing Rule 9.6.14(2), Rentokil Initial plc (the "Company") announces that Andy Ransom, Chief Executive of the Company, has been appointed as a Non-Executive Director of Informa plc with effect from 15 June 2023. Andy will also become a member of Informa plc's Nomination Committee and Remuneration Committee.

Enquiries:

Company Secretary:	Catherine Stead, Rentokil Initial plc	+44 (0)7826 533700
Media:	Malcolm Padley, Rentokil Initial plc	+44 (0)7788 978199

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 09 March 2023	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary